Mail Stop 4561

								May 22, 2006

Robert Cross
Chief Executive Officer
Patron Systems, Inc.
5775 Flatiron Parkway
Suite 230
Boulder, CO 80301

	Re:    	Patron Systems Inc.
		Preliminary Proxy Statement
		Filed on January 11, 2006
		Form 10-KSB for the fiscal year ended December 31, 2005
		File No. 0-25675

Dear Mr. Cross:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3:  Reverse Stock Split, page 14

1. We note that because you do not intend to reduce the number of authorized shares, the reverse split will have the effect of increasing the number of authorized and unissued shares. To facilitate investor understanding, please include a table identifying
(a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved; and (c) the number shares authorized and unreserved both before and after the reverse split.

2. Please tell us and disclose the effect of an unfavorable vote on
the proposal to effect the reverse stock split.  What impact will
a
negative vote have on the contractual obligations between you and the
various parties for whom you have reserved the 429,020,474  shares of
common  stock?   Specifically address any specific penalty
provisions
contained in any agreements, such as the settlement agreement and financing transaction.
3. You state that an aggregate of approximately 429,020,474 shares of common stock have been reserved for issuance as of the record date.
Please clarify whether this aggregate number includes the shares issuable upon conversion of the Series A-1 preferred held by creditors and claim holders and the Series A preferred issued in connection with "a financing transaction." In this regard, provide the names of the parties or other identifying information to distinguish the referenced financing transaction from other financing transactions executed by the company. In addition, please disclose the number of common stock to be issued upon conversion of the Series
A-1 Preferred Stock, following the effectiveness of the reverse split.
4. Discuss the "accommodation agreement" and provide the material terms of that agreement. Clarify whether the accommodation agreement and the "final and binding settlements" relate to the same agreement.
5. In describing the terms of the Series A-1 and Series A preferred, please disclose the number of preferred shares issued and outstanding as well as the total number of shares of common stock issuable upon conversion for each series. Are there preferred shares other than the Series A-1 and Series A issued and outstanding? In addition, please disclose whether the conversion rates of the currently issued and outstanding preferred stock also will be reduced by a factor of
30 upon effectiveness of the reverse split.

	In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities
Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:_818-474-8609
      Louis Wharton, Esq.
	Stubbs Alderton & Markiles LLP

Robert Cross
Patron Systems Inc.
May 18, 2006
Page 3